Exhibit No. EX-99.h.4

AMENDED AND RESTATED FEE WAIVER AND EXPENSE

ASSUMPTION AGREEMENT

AMENDED AND RESTATED AGREEMENT made this      day of                             , 2007 and effective March 30, 2007, between The DFA Investment Trust Company, a Delaware statutory trust (the “Trust”), on behalf of certain series of the Trust, as listed on Schedule A of this Agreement (each a “Series” and together, the “Series”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“DFA”) (formerly Dimensional Fund Advisors Inc.), amending and restating the Amended and Restated Fee Waiver and Expense Assumption Agreement dated July 19, 2002.

WHEREAS, DFA has entered into an Administration Agreement with the Trust, dated May 28, 1999, pursuant to which DFA furnishes certain administrative and other services to the Series; and

WHEREAS, the Trust and DFA have determined that it is appropriate and in the best interests of each Series and its respective shareholders to limit the expenses of the Series as listed on Schedule A of this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by DFA. DFA agrees to reduce all or a portion of its fees for the Series, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each such Series, such fee waiver and assumption of expenses as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses of each Series to the rates reflected in Schedule A of this Agreement for each Series (“Annualized Expense Ratio”).

2.	Duty to Reimburse DFA. If, at any time, a Series’ annualized expenses are less than the Annualized Expense Ratio listed on Schedule A of this Agreement, the Trust, on behalf of a Series, shall reimburse DFA for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Series’ Annualized Expense Ratio to exceed the limit on Schedule A of this Agreement. There shall be no obligation of the Trust, on behalf of a Series, to reimburse DFA for waived fees or expenses that were assumed by DFA more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by DFA without the prior consent of the Trust.

4.	Duration and Termination. This Agreement shall continue in effect until April 1, 2008 for each Series, and shall continue in effect from year to year thereafter for each Series, unless and until the Trust or DFA notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for a Series, of its intention to terminate the Agreement for a Series. This Agreement shall automatically terminate, with respect to a Series, upon the termination of the investment by such Series in the master funds managed by DFA.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE DFA INVESTMENT TRUST COMPANY	DIMENSIONAL FUND ADVISORS LP

	By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	By:

Name:	Name:

Title:	Title:

SCHEDULE A

Series	Annualized Expense Ratio (as a percentage of average net assets)
The Global Value Series	0.375%*
The Global Large Company Series	0.250%*
The Global Small Company Series	0.375%*

*	For each Series, DFA has agreed to waive its fees and to assume the Series’ expenses (including the expenses the Series bears as a shareholder of its master funds but excluding the expenses the Series bears as a shareholder of other investment companies) (“Series Expenses”) to the extent necessary to limit the Series Expenses to the rate listed above for such Series.

Dated: July 19, 2002, as amended March 23, 2007 (to become effective March 30, 2007).